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                                                                      EXHIBIT 12

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                 (All dollar amounts are stated in millions.)

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Year ended December 31                              1998       1997       1996       1995       1994
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
Net income                                      $  524.1   $  940.3   $  819.6   $  603.7   $  545.3
Income taxes                                       428.6      462.2      461.2      420.4      309.1
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Income before income taxes                         952.7    1,402.5    1,280.8    1,024.1      854.4
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Fixed charges:
  Interest expense (1)                           2,530.8    2,367.9    2,337.4    2,378.7    1,923.9
  Interest portion of rentals (2)                   56.8       53.4       55.4       55.8       51.8
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Total fixed charges                              2,587.6    2,421.3    2,392.8    2,434.5    1,975.7
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Total earnings as defined                       $3,540.3   $3,823.8   $3,673.6   $3,458.6   $2,830.1
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Ratio of earnings to fixed charges (4)              1.37       1.58       1.54       1.42       1.43
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Ratio of earnings to fixed charges,
  excluding merger and integration
  related costs                                     1.75         --         --         --         --
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Preferred stock dividends (3)                   $   23.0   $   25.3   $   34.0   $   53.4   $   50.4
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Ratio of earnings to combined
  fixed charges and preferred
  stock dividends (4)                               1.36       1.56       1.51       1.39       1.40
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Ratio of earnings to combined fixed
  charges and preferred stock
  dividends, excluding merger and
  integration related costs                         1.74         --         --         --         --
====================================================================================================

(1) For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3)  Preferred stock dividends are grossed up to their pre-tax equivalents.

(4) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation. As a result, ratios excluding these costs have also been presented for comparative purposes.